Exhibit 8(v) under Form N-1A
                                              Exhibit 10 under Item 601/Reg. S-K

                                   SCHEDULE A
                               CUSTODIAN CONTRACT

Annual Fees per Fund

         2.5 basis points on average net assets of the Fund from $0 but less than $100 million, plus

          2.0 basis points on average net assets of the Fund from $100 million but less than $300 million, plus

          1.0 basis points on average net assets of the Fund from $300 million but less than $500 million, plus

         0.5 basis points on average net assets of the Fund from and over $500 million.

         The minimum annual charge per Fund is $15,000.00

Out-of-Pocket Expenses

         Legal Fees

Special Services

         Fees for activities of a non-recurring nature such as Fund consolidation or reorganization, extraordinary security shipments and the preparation of special reports will be subject to negotiation.